

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 11, 2007

Roland O. Burns
Senior Vice President and Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd. Suite 500
Frisco, Texas 75034

      Re: Comstock Resources, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 1-3262

Dear Mr. Burns:

      We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business and Properties, page 7

1.   We note your presentation of the measure PV-10. Tell us how you considered identifying this measure as a non-GAAP measure and including, or providing a reference to, a reconciliation between PV-10 and the standardized measure of discounted future net cash flows.

Primary Operating Areas, page 9

2.   Within the table of summarized information for your largest operating areas, you include a measure of PV-10 for each operating area. Item 10 (e) of Regulation S-K explains that when a registrant includes a non-GAAP measure in a filing with the commission, the registrant must also include a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP. We note within footnote one to the table, you provide the standardized measure of future net cash flows in total for the year ended December 31, 2006. As you provide the measure of PV-10 per operating area, and only provide the standardized measure of future net cash flows in total, please demonstrate to us how you have complied with the guidance in Item 10 (e) of Regulation S-K.

Available Information, page 28

3.   Please note that the Commission's address is 100 F Street N.E., Washington, D.C. 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Investment in Bois d Arc Energy, page 41

4.   Given the volatility and significance of your results of operations as a result of the accounting method applied to your investment in Bois d Arc Energy, expand your disclosure to discuss your intentions with regard to your expected level of investment in Bois d Arc Energy.

Results of Operations, page 42

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 45

Net Income, page 47

5.   Within your discussion you include a measure of net income adjusted for the effects of Bois d Arc's conversion to a corporation and its initial public offering, and the unrealized loss on derivatives. It appears the adjustments applied to such a measure result in the presentation of a non-GAAP financial measure as defined in Item 10(e)(2) of Regulation S-K. Please tell us if you believe the measure is a non-GAAP measure, and if applicable, how you have complied with Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 47

6.   Within your summary table of liabilities and commitments on page 49, you have
        excluded amounts related to asset retirement obligations. Item 303(a)(5) of
        Regulation S-K requires the table of contractual obligations present all long-term
        liabilities reflected on the balance sheet under GAAP. Please explain to us how
        you have considered including asset retirement obligations within your table of
        contractual obligations.

Notes to Consolidated Financial Statements, page F-7

Note 1 Summary of Significant Accounting Policies, page F-7

Formation of and Investment in Bois d' Arc Energy, page F-7

7.   You explain that through the combined share ownership by you and the members
        of your board of directors, you have obtained voting control of Bois d Arc
        Energy; therefore, effective January 1, 2006 you began reflecting Bois d Arc
        Energy as a consolidated subsidiary. Please explain why you believe it is
        appropriate to combine your share ownership with those of your board of
        directors in determining whether or not you have voting control over Bois d Arc
        Energy. As part of your response, please include any accounting literature you
        relied upon in forming your conclusion.

Major Purchasers, page F-13

8.   You explain that for the years ended December 31, 2006, 2005 and 2004 revenues
        from two purchasers accounted for greater than 10% of your total oil and gas
        sales. However, we were unable to locate your disclosure of the identity of these
        customers in your disclosures outside of your financial statements, as required by
        FRR 503.02. Please revise your disclosure accordingly, to identify any purchaser
        that accounts for greater than 10% of your consolidated revenues.

Note 13 Consolidating Financial Statements, page F-32

9.   We note you have provided condensed consolidating financial statements to
        comply with the requirements of Rule 3-10 of Regulation S-X. Please tell us why
        you have provided such condensed consolidating financial statements only as of
        and for the year ended December 31, 2006.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Jill Davis
Branch Chief